As filed with the Securities and Exchange Commission on August 1, 2005

Registration No. 333-81390

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

NATIONAL GRID plc

(F/K/A National Grid Transco plc

F/K/A National Grid Group plc)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [  ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein related to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. Nos. 333-12950, 333-10968, and 33-99660)

EMM-788524_7

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post Effective Amendment No. 1 Registration Statement which is incorporated herein by reference.

EMM-788524_7

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of _________________, 2005 among National Grid plc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented.  - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

e.

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 1, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of National Grid plc.

The Bank of New York,

As Depositary

By: /s/ Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni

Title: Vice President

#

Pursuant to the requirements of the Securities Act of 1933, NATIONAL GRID plc has caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Birmingham, England on August 1, 2005.

NATIONAL GRID plc

By:/s/ Sir John Parker

Name: Sir John Parker

Title: Chairman

Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 1, 2005.

/s/ Roger Urwin Roger Urwin Director and Group Chief Executive (principal executive officer)	/s/ Edward Astle Edward Astle Executive Director, Unregulated Business
/s/ Stephen Lucas Stephen Lucas Executive Director and Group Finance Director (principal financial officer and principal accounting officer)	__________________________ John Grant Non-executive Director
/s/ Lawrence J. Reilly Lawrence J. Reilly General Counsel, National Grid USA (authorized U.S. representative)	__________________________ Kenneth Harvey Non-executive Director
__________________________ Sir John Parker Chairman of the Board	/s/ Steven Holliday Steven Holliday Executive Director, UK Gas Distribution and Business Services
__________________________ Stephen Pettit Non-executive Director	/s/ Michael Jesanis Michael Jesanis Executive Director, US Distribution
/s/ Maria Richter Maria Richter Non-executive Director	__________________________ Paul Joskow Non-executive Director
/s/ George Rose George Rose Non-executive Director	/s/ Nicholas Winser Nicholas Winser, Group Director, UK and US Transmission Executive Director
__________________________ John Allan Non-executive Director

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INDEX TO EXHIBITS

Exhibit Letter	Exhibit	Page

1

Form of Amended and Restated Deposit Agreement dated as of _________________, 2005 among National Grid plc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Previously filed.

5	Certification under Rule 466

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